FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice Concerning the Adjustment of Convertible Bond Conversion Price

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 14, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

February 14, 2006

For Immediate Release

Mitsui & Co., Ltd.

Notice concerning the adjustment of convertible bond conversion price

In conjunction with the issue of new shares of common stock of Mitsui & Co., Ltd. (the “Company”) through a public offering which was approved at a meeting of Board of Directors of the Company held on January 31, 2006, the conversion price for the below-mentioned convertible bonds will be adjusted in accordance with the agreement with the commissioned banks for bondholders, as follows.

1. New conversion price

(Security )	Unsecured 1.05% convertible bonds, due 2009

(New conversion price)	Japanese yen 876.60

(Previous conversion price)	Japanese yen 881.00

2. Effective from

February 22, 2006

For further information, Please contact

Mitsui & Co., Ltd.

Corporate Communications Division
Tel: +81-3-3285-7564

Investor Relations Division
Tel: +81-3-3285-7910

This press release has not been prepared for the purpose of an offer of, solicitation of an offer, or any similar acts to buy or subscribe for, securities of the Company, and does not constitute an offer or a solicitation of an offer for securities of the Company in or outside Japan.